UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the date of 5 October 2010
ALLIED IRISH BANKS, public limited company
Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-151361) OF ALLIED IRISH BANKS LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Allied Irish Banks, p.l.c.
Allied Irish Banks, p.l.c. hereby incorporates by reference the following exhibit to this Report on Form 6-K into its Registration Statement on Form F-3 (File No. 333-151361) as Exhibit 12.2.

Exhibit	Document
12.2	Statement of Computation of Ratio of Earnings to Fixed Charges

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: October 5, 2010	ALLIED IRISH BANKS, p.l.c. (Registrant)
	By:	/s/ Bernard Byrne
Bernard Byrne
Chief Financial Officer Allied Irish Banks, p.l.c.

3